FOR IMMEDIATE RELEASE                FOR ADDITIONAL INFORMATION

                                     CONTACT:  Kenneth A. McCrady
                                              (972) 872-3141
Ennis, Texas, September 18, 1996

ENNIS BUSINESS FORMS, INC. ANNOUNCES MAJOR MANAGEMENT CHANGES

     Kenneth A. McCrady, Chairman of the Board and Chief Executive Officer,

announced that effective today Nelson Ward has been elected President and

Chief Operating Officer to succeed Charles Ray.  Mr. Ward was also elected to the Board of Directors.

     Nelson Ward, 55, joined the Company in 1971 in the Finance Department and has broad experience in all areas of the Company's operations, having served most recently as Vice President - Sales and Marketing since 1992.

     Charles Ray, 52, joined the Company in 1964 and has served in many progressively more responsible operational positions, most recently as

President and Chief Operating Officer since 1989.  As a result of the recent adoption of an aggressive growth strategy, as discussed in detail in the Company's 1996 annual report to stockholders, Mr. Ray concluded that the position of Chief Operating Officer would best be filled by someone with extensive sales and marketing experience; thus he relinquished that position and chose to continue with the Company as Vice President -

Administration.  Mr. Ray also resigned from the Board of Directors in order to create an opening on the Board for Mr. Ward.

     The Company also announced that Victor DiTommaso, 41, Treasurer, has been elected to the additional positions of Vice President - Finance and

Secretary.  Mr. DiTommaso joined the Company in July 1991 and has served as

Treasurer since December 1992.